Exhibit 99.2

Mailing Address: PO Box 9431 Stn Prov Govt Victoria BC V8W 9V3 www.corporateonline.gov.bc.ca	Location: 2nd Floor - 940 Blanshard Street Victoria BC 1 877 526-1526

Notice of Alteration

FORM 11

BUSINESS CORPORATIONS ACT

Section 257

NOTICE OF ALTERATION

Incorporation Number:	Name of Company:
BC1014372	NURAN WIRELESS INC.

ALTERATION EFFECTIVE DATE:

The alteration is to take effect at the time that this application is filed with the Registrar.

ADD A RESOLUTION DATE:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

New Resolution Date:

July 29, 2026

AUTHORIZED SHARE STRUCTURE

1. No Maximum	COMMON Shares	Without Par Value

Without Special Rights or Restrictions attached

BC1014372 Page: 1 of 2

2. No Maximum	PREFERRED Shares	Without Par Value

With Special Rights or Restrictions attached

1. 1,700,000	Series A Convertible Preferred	Special Rights or Restrictions are attached

BC1014372 Page: 2 of 2

Mailing Address: PO Box 9431 Stn Prov Govt Victoria BC V8W 9V3 www.corporateonline.gov.bc.ca	Location: 2nd Floor - 940 Blanshard Street Victoria BC 1 877 526-1526

Cover Sheet

NURAN WIRELESS INC.

Confirmation of Service

Form Filed:	Notice of Change of Directors
Date and Time of Filing:	July 30, 2026 03:54 PM Pacific Time
Name of Company:	NURAN WIRELESS INC.
Incorporation Number:	BC1014372

This package contains:

●	Certified Copy of the Notice of Articles

Check your documents carefully to ensure there are no errors or omissions. If errors or omissions are discovered, please contact the Corporate Registry for instructions on how to correct the errors or omissions.

 Page: 1 of 1

Mailing Address: PO Box 9431 Stn Prov Govt Victoria BC V8W 9V3 www.corporateonline.gov.bc.ca	Location: 2nd Floor - 940 Blanshard Street Victoria BC 1 877 526-1526

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

Notice of Articles

BUSINESS CORPORATIONS ACT	KATHLEEN ASSAF

NOTICE OF ARTICLES

Name of Company:

NURAN WIRELESS INC.

REGISTERED OFFICE INFORMATION

Mailing Address:	Delivery Address:
PO BOX 49290 1000 - 595 BURRARD STREET VANCOUVER BC V7X 1S8 CANADA	1000 - 595 BURRARD STREET VANCOUVER BC V7X 1S8 CANADA

RECORDS OFFICE INFORMATION

Mailing Address:	Delivery Address:
PO BOX 49290 1000 - 595 BURRARD STREET VANCOUVER BC V7X 1S8 CANADA	1000 - 595 BURRARD STREET VANCOUVER BC V7X 1S8 CANADA

Page: 1 of 3

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Naidoo, Navindran

Mailing Address:
[redacted]

Delivery Address:
[redacted]

Last Name, First Name, Middle Name:
Purdy, Brendan

Mailing Address:
[redacted]

Delivery Address:
[redacted]

Last Name, First Name, Middle Name:
Letourneau, Francis

Mailing Address:
[redacted]

Delivery Address:
[redacted]

Last Name, First Name, Middle Name:
Fonseca, Vitor

Mailing Address:
[redacted]

Delivery Address:
[redacted]

Last Name, First Name, Middle Name:
Posen, Binyomin

Mailing Address:
[redacted]

Delivery Address:
[redacted]

Last Name, First Name, Middle Name:
Minkowitz, Avi

Mailing Address:
[redacted]

Delivery Address:
[redacted]

Page: 2 of 3

Last Name, First Name, Middle Name:
Labkowski, Joseph

Mailing Address:
[redacted]

Delivery Address:
[redacted]

RESOLUTION DATES:

July 20, 2017
July 29, 2026

AUTHORIZED SHARE STRUCTURE

Page: 3 of 3